Feutune Light Acquisition Corporation

48 Bridge Street, Building A

Metuchen, New Jersey 08840

March 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jay Ingram, Sarah Sidwell, Charles Eastman and Hugh West

Re:	Feutune Light Acquisition Corporation

Registration Statement on Form S-4

Filed on February 8, 2024

File No. 333-275933

Ladies and Gentlemen:

Feutune Light Acquisition Corporation (“we”, “us”, “our”, “FLFV” or the “Company”) hereby provides responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated February 23, 2024 (the “Letter”), regarding the Company’s registration statement on Form S-4 referenced above (as amended by that certain Amendment No. 1 to Form S-4 filed with the Commission on February 8, 2024, the “Registration Statement”). Contemporaneously, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) publicly via Edgar.

For reference purposes, the comments contained in the Staff’s Letter are repeated below in bold and are followed by the Company’s corresponding responses. All references to page numbers and captions correspond to Amendment No. 2 to the Registration Statement, unless otherwise specified herein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 2.

Registration Statement on Form S-4 filed on February 8, 2024

Executive Compensation

Outstanding Equity Awards at Fiscal Year-End, page 212

1.	Please update your compensation disclosure with respect to the Outstanding Equity Awards and the Non-Employee Director Compensation to reflect the fiscal year ended December 31, 2023.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on page 210 of Amendment No. 2.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

March 15, 2024

2.	We note in footnote 4 to the table that 10,000 options granted to Pok Man Ho expired January 1, 2024. Please update the outstanding equity awards as of the most recent date practicable.

Response: we respectfully acknowledge the Staff’s comment and have revised our disclosure on page 210 of Amendment No. 2.

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

March 15, 2024

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

cc:	Xuedong Tian
Yuanmei Ma
Wellen Sham
Arila Zhou, Esq.
Ze’-ev D. Eiger, Esq.
Andrew J. Sherman, Esq.

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